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                                                                    EXHIBIT 99.1

The Board of Directors
Petsec Energy Ltd

                        CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-6128) of Petsec Energy Ltd of our report dated March 28, 2003, relating to the consolidated balance sheets of Petsec Energy Ltd and subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, comprehensive income (loss) and cash flows for each of the years in the three year period ended December 31, 2002 which report appears in the December 31, 2002 annual report on Form 20-F of Petsec Energy Ltd.

KPMG

Sydney, Australia
June 23, 2003